October 30, 2018

Via E-mail
Tae-Seung Sohn
President and Chief Executive Officer
Woori Bank
51, Sogong-ro, Jung-gu, Seoul 04632, Korea

       Re:    Woori Bank
              Form 20-F for the Fiscal Year Ended December 31, 2017 Filed April 30, 2018
              File No. 1-31811

Dear Mr. Sohn:

        We refer you to our comment letter dated October 11, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Pamela Long
       Assistant Director
       Division of Corporation Finance